

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2025

Matias Goldenhörn
Chief Executive Officer
Athena Bitcoin Global
1 SE 3rd Avenue Suite 2740
Miami, Florida 33131

> **Re:** **Athena Bitcoin Global**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Exhibit Nos. 10.41, 10.42, 10.47 and 10.48**
> **Filed January 12, 2024**
> **File No. 333-262629**

Dear Matias Goldenhörn:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets